

September 28, 2016

Douglas P. Solomon
Senior Vice President
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403

> **Re: NetSuite Inc.**
> **Schedule 13E-3**
> **Filed September 27, 2016, by NetSuite Inc.**
> **File No. 005-83718**

Dear Mr. Solomon:

We have limited our review of the filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

General

1. Advise us how the disclosures provided in response Rule 13e-3 have been and/or will be disseminated to unaffiliated security holders. See Rule 13e-3(f)(2) and related Rule 14d-9(c).

Item 7. Purposes, Alternatives, Reasons and Effects.

2. Please revise to expressly indicate any alternative means of accomplishing the stated transaction objectives and the specific reasons for their rejection, or advise. See Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

Item 8. Fairness of the Transaction.

3. The fairness determination that has been incorporated by reference from the Schedule 14D-9 filed on August 18, 2016 has been directed at "NetSuite and its stockholders" and relates to "the Merger Agreement and the Transactions" as described in that filing. Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A, however, require the issuer to state whether it reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please revise or advise.

4. Please advise us, with a view toward revised disclosure, how NetSuite complied with Item 1014(b) of Regulation M-A in general and Instruction 2(ii)-(vi) thereto specifically. Refer to Q & A's 20-21 in Release No. 34- 17719 (April 13 1981).

5. We note references in this section to the valuation report provided Qatalyst Partners and the recommendations provided by the Transactions Committee. Please note that if NetSuite is basing its fairness determination on the analysis and discussion of factors undertaken by others, it must expressly adopt the analysis and discussion as its own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Note, however, that to the extent NetSuite does not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, it person must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 5

6. Annex A of the Schedule 14D-9 includes a disclosure that reads, "[t]his opinion is for the information of the Transactions Committee of the Board of Directors and the Board of Directors of the Company and may not be used for any other purpose without our prior written consent." Please revise the Schedule 13E-3 transaction statement to make clear, if true, that Qatalyst Partners LP has provided the cited written consent for use of its opinion for inclusion within the Rule 13e-3 transactions statement. In addition, please confirm, if true, that such consent – if granted – did not restrict the ability of unaffiliated security holders to rely upon the disclosures made in the referenced opinion.

Item 13.   Financial Statements.

7. We noticed that financial statements were incorporated by reference. Advise us, with a view toward revised disclosure, how NetSuite concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Larry W. Sonsini, Esq.